Exhibit 2.1

PURCHASE AND SALE AGREEMENT

COVERING

MAIN PASS BLOCKS 295, 296, 303, 304, & 311

OUTER CONTINENTAL SHELF/FEDERAL LEASES

BETWEEN

STONE ENERGY OFFSHORE, L.L.C.

(AS SELLER)

AND

ENERGY PARTNERS, LTD.

(AS BUYER)

Dated October 28, 2011

Effective November 1, 2011

EXHIBITS

Exhibit	Schedule	Description
A	Schedule 1	Oil and Gas Leasehold Interests and Allocation of Purchase Price
	Schedule 2	Wells
	Schedule 3	Platforms
	Schedule 4	Pipelines
	Schedule 5	Easements, Surface Leases, and Permits
	Schedule 6	Material Contracts
	Schedule 7	Overriding Royalty Interests
	Schedule 8	Excluded Assets
	Schedule 9	Preferential Purchase Rights and Consents to Assignment
B		Open AFEs and Operations
C		Replacement Bonds, Guarantees, and Letters of Credit
D		Imbalances
E		Encumbrances
F	Schedule 1	Form of Assignment of Record Title
	Schedule 2	Form of Assignment of Operating Rights
	Schedule 3	Form of Assignment and Bill of Sale (Inclusive of Contracts)
	Schedule 4	Form of Performance Bond

PURCHASE AND SALE AGREEMENT

Covering Main Pass Blocks 295, 296, 303, 304 & 311

Outer Continental Shelf/Federal Leases and Other Mineral Rights and Interests

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated October 28, 2011, is between STONE ENERGY OFFSHORE, L.L.C., a Delaware limited liability company, with a mailing address of 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508 (“Seller”) and ENERGY PARTNERS, LTD., a Delaware corporation with a mailing address of 919 Milam, Suite 2020, Houston Texas 77002 (“Buyer”).

W I T N E S S E T H:

That Seller desires to sell to Buyer and Buyer desires to purchase from Seller on the terms set forth in this Agreement those certain oil and gas rights and interests and associated assets described herein. Accordingly, in consideration of the mutual promises contained herein, the mutual benefits to be derived by each party hereunder and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

1.	SALE AND PURCHASE OF ASSETS

1.1	Assets To Be Sold.

1.1.1	Seller shall sell, transfer, and assign, or cause others to sell, transfer and assign and deliver to Buyer, and Buyer shall purchase and receive all of Seller’s rights, title, and interests (including without limitation those interests specified on the Exhibits referenced below but exclusive of the personal, movable, immovable and mixed property expressly reserved by Seller pursuant to Section 1.2 hereof) in and to the following:

a)	the oil and gas leases (including, without limitation, working interests, royalty interests, overriding royalty interests, net profits interest and any other interest in or affecting same whether described or not) described in Exhibit A, Schedule 1 (collectively, the “Leases”), and with respect to the lands affected thereby, together with any pooled or unitized acreage located in whole or in part upon each Lease (the “Units”);

b)	any and all oil and gas wells, salt water disposal wells, injection wells and other wells and wellbores located on, and all working interests and net revenue interests therein, whether abandoned, not abandoned, plugged or unplugged, located on the Leases, including but not limited to those listed on Exhibit A, Schedule 2 (collectively, the “Wells”);

c)

all structures, facilities, foundations, wellheads, tanks, pumps, compressors, separators, heater treaters, valves, fittings, equipment, machinery, fixtures, flowlines, pipelines, platforms, tubular goods, materials, tools, supplies, improvements, and any other real, personal, immovable and mixed property located on, used in the operation of, or relating to the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling or disposal of hydrocarbons, water, and associated substances produced or drained from or attributable to the Leases or the Units as listed on Exhibit A, Schedules 3 and 4 (the “Facilities”);

d)	all natural gas, casinghead gas, drip gasoline, natural gasoline, natural gas liquids, condensate, products, crude oil and other hydrocarbons, whether gaseous or liquid, produced or drained from or allocable to the Assets (as hereinafter defined) on and after the Effective Date (the “Hydrocarbons”);

e)	to the extent transferable, all contracts, permits, rights-of-way, easements, licenses and authorizations as well as any applications for same, servitudes, transportation agreements, pooling agreements, operating agreements, gas balancing agreements, participation and processing agreements, confidentiality agreements, side letter agreements and any other agreement, document or instrument listed on Exhibit A, Schedules 5 and 6 INSOFAR ONLY as they directly relate and are attributable to the Leases, Units, Wells, Hydrocarbons, or Facilities or the contractual and wellbore rights thereon or therein or the ownership or operation thereof, or the production, treatment, non-regulated transportation, gathering, marketing, sale, processing, handling disposal, storage or transportation of hydrocarbons, water, or substances associated therewith (the “Assumed Contracts”); and

f)	All files, data and records relating to the Leases, Units, Wells, Facilities, Hydrocarbons, and Assumed Contracts in the possession of Seller (the “Records”) and including as follows: all (i) lease, mineral interest, land, and division order files (including any abstracts of title, title opinions, certificates of title, title curative documents, and division orders contained therein), (ii) the Assumed Contracts; (iii) all well, facility, operational, environmental, regulatory, compliance and historic production files and (iv) all geological files, relating to the Leases (the “Geologic Data”), and (v) accounting records, but not including any records which Seller is prohibited from transferring to Buyer by law or existing contractual relationship, or which constitute Excluded Assets (as hereinafter defined on in Section 1.2). Notwithstanding anything herein to the contrary, to the extent Seller may own any proprietary seismic data (including reprocessed seismic data), Seller will provide Buyer with a non-exclusive license covering such data but only to the extent such data applies to the Leases and in the case of any such reprocessed data only if Seller has the requisite underlying license. Buyer will assume and bear any third party transfer fees associated with the delivery of any proprietary seismic data.

All such Leases, Units, Wells, Facilities, Hydrocarbons, Assumed Contracts, and Records are hereinafter collectively referred to as the “Assets.”

1.1.2

Transfer of Assets. The risk of loss of the Assets shall occur and be made at Closing (as hereinafter defined in Section 12.2), but title to the Assets shall be made effective as of the Effective Date (as hereinafter defined in Section 2.5).

Upon Closing as appropriate, Seller and Buyer shall execute such additional documents as may be necessary to transfer the rights and interests herein sold, assigned and purchased on the records of any purchaser of hydrocarbons produced from or allocable to the Assets.

1.2	Exclusions and Reservations: Specifically excepted and reserved from this transaction are the following, hereinafter referred to as the “Excluded Assets”:

1.2.1	Seller’s proprietary data, reserve estimates and reports, economic analyses, computer programs and applications, pricing forecasts, legal files or opinions (except abstracts of title, title opinions, certificates of title, or title curative documents as provided in Section 1.1.1 (f) above), attorney-client communications or attorney work product, and records and documents subject to confidentiality provisions, claims of privilege or other restrictions on access;

1.2.2	All separate geophysical data (licensed or proprietary) and the associated licensing agreements and seismic licenses between Seller and third parties, if any, and any and all geophysical interpretations and proprietary or licensed raw or processed geophysical data (including magnetic tapes, field notes, seismic lines, analyses and similar data or information) and interpretations therefrom which cannot be transferred without the consent of or payment to any third party;

1.2.3	Subject to the provisions of Section 15.1, all rights and claims arising, occurring, or existing in favor of Seller prior to the Effective Date including, but not limited to, any and all contract rights, claims, penalties, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments, personal injury, property damage, royalty and other rights and claims of any nature in favor of Seller relating to any time period prior to the Effective Date;

1.2.4	All corporate, financial, and tax records of Seller; however, Buyer shall be entitled to be furnished with copies of any financial and tax records, other than income tax records, at Buyer’s sole cost and expense which directly relate, in the opinion of Seller, to the Assets, or which are necessary for Buyer’s ownership, administration, or operation of the Assets upon receipt by Seller of a written request from Buyer indicating its desire to obtain copies, and the purpose for same;

1.2.5	All rights, titles, claims and interests of Seller related to the Assets for all periods prior to the Effective Date (i) under any policy or agreement of insurance or indemnity, (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards;

1.2.6	All oil, gas and other liquid or gaseous hydrocarbons produced from or attributable to Seller’s interest in the Assets with respect to all periods prior to the Effective Date, together with all proceeds from the sale of such hydrocarbons;

1.2.7	Claims of Seller for refund of or loss carry forwards with respect to (i) production, windfall profit, severance, ad valorem or any other taxes attributable to the Assets for any period prior to the Effective Date, (ii) income or franchise taxes;

1.2.8	All amounts due or payable to Seller as adjustments or refunds under any contracts or agreements affecting the Assets, with respect to periods prior to the Effective Date, specifically including, without limitation, amounts recoverable from audits under operating agreements and any overpayments of royalties;

1.2.9	All amounts due or payable to Seller as adjustments to insurance premiums related to the Assets for all periods prior to the Effective Date;

1.2.10	Subject to the terms hereof, all monies, proceeds, benefits, receipts, credits, income or revenues (and any security or other deposits made) attributable to the Assets or the operation thereof prior to the Effective Date;

1.2.11	All of Seller’s patents, trade secrets, copyrights, names, marks and logos;

1.2.12	All rights, obligations, benefits, awards, judgments, settlements, if any, applicable to any litigation pending in which Seller is a named claimant or plaintiff or holds beneficial rights or interests;

1.2.13	Seller’s offshore service agreements and charter party agreements, storage or warehouse agreements, supplier contracts, service contracts, insurance contracts, and construction agreements; and

1.2.14	Those items listed on Exhibit A, Schedule 8.

1.3	Conveyancing Instruments. The Assets to be conveyed by Seller to Buyer pursuant to Section 1.1.1 shall be conveyed “AS IS, WHERE IS” with the express conditions and limitations contained in this Agreement. The Assets to be transferred to Buyer pursuant to Section 1.1.1 shall be transferred pursuant to a Conveyance, Assignment and Bill of Sale in substantially the form of Exhibit F, Schedule 3 (the “Assignment”) which shall contain a special warranty of title for claims by, through or under Seller, together with full rights of subrogation in and to all prior warranties and to any other forms of transfer as may be required by the applicable government entity in connection with certain of the assets.

1.4	Election to Effect IRC §1031 Exchange. In the event either Buyer or Seller so elect, each party agrees to accommodate the other in effecting a tax-deferred exchange under Internal Revenue Code §1031, as amended. Either party shall have the right to elect this tax-deferred exchange at any time prior to the date of Closing. If a party elects to effect a tax deferred exchange, the other party agrees to execute additional escrow instructions, documents, agreements, or instruments to effect the exchange, provided that such non electing party shall incur no additional costs, expenses, fees, obligations or liabilities as a result of or connected with the exchange.

2.	PURCHASE PRICE AND EFFECTIVE DATE

2.1	Purchase Price. As consideration for the sale of the Assets, Buyer shall pay to Seller or its respective designee, Eighty Million and No/100 Dollars ($80,000,000) (the “Purchase Price”), as set forth below. The Purchase Price as adjusted in accordance with Section 2.3 shall be referred to as the “Adjusted Purchase Price” and shall be paid at Closing by Buyer by completed wire transfer, in immediately available funds, as directed in writing by Seller.

2.2	Allocation of Purchase Price. The Purchase Price shall be allocated for consent, defect and casualty loss adjustments as set forth in Exhibit A, Schedule 1.

2.3	Adjustments to Purchase Price. The Purchase Price shall be adjusted in accordance with this Section 2.3.

2.3.1	The Purchase Price shall be increased by the following amounts (without duplication):

a)	The amount of all expenses relating to the Assets incurred by Seller and attributable to the period after the Effective Date, including (i) all operating expenditures, (ii) all capital expenditures, royalty disbursements, rentals and other similar charges, excise, severance and production tax payments and any other tax payments based upon or measured by the production of Hydrocarbons or the receipt of proceeds therefrom, (iii) all prepaid expenses attributable to the Assets (inclusive of Seller’s overhead, administrative expenses, and insurance costs attributable or allocable to the Assets), and (iv) all other expenses under applicable operating agreements, participation, production handling, production processing, exploration and development agreements and other similar types of agreements which cover or relate to any of the Assets between Seller and Buyer or any other unaffiliated third party (to the extent not reimbursed by other parties and to the extent not related solely to the negotiations and consummation of this Agreement);

b)	An amount equal to the market value of all hydrocarbons in storage above the pipeline connection on the Effective Date that are produced from, attributable to, or otherwise credited to the Assets;

c)	the amount of any property or ad valorem taxes assessed against or related to the Assets that were paid by Seller prior to the Effective Date but prorated to Buyer in accordance with Section 6;

d)	under-delivered Hydrocarbon Imbalances as provided in Section 15.1; and

e)	any other amount agreed upon by Seller and Buyer.

2.3.2	The Purchase Price shall be decreased by the following amounts:

a)	an amount equal to the gross proceeds received by Seller from the sale of Hydrocarbons produced from, attributable to, or otherwise credited to the Assets after the Effective Date;

b)	the amount of any property or ad valorem taxes assessed against or related to the Assets that will be paid by Buyer after the Effective Date but prorated to Seller in accordance with Section 6;

c)	reductions due to Defects as provided for in Section 8.4;

d)	reductions due to Casualty Loss as provided in Section 15.2;

e)	any unpaid joint interest billings relating to the Assets and attributable to the period of time prior to the Effective Date;

f)	over-delivered Hydrocarbon Imbalances as provided in Section 15.1;

g)	the Performance Deposit as defined in Section 2.6;

h)	if applicable, reductions due to the exercise of preferential rights to purchase as provided for in Section 10.3; and

i)	any other amount agreed upon by Seller and Buyer.

2.4	Closing Statement. Seller shall prepare and deliver to Buyer an accounting statement to be executed at Closing (the “Closing Statement”) no later than five (5) business days prior to Closing that shall set forth the adjustments to the Purchase Price made in accordance with this Agreement, it being understood and agreed that the Closing Statement shall contain reasonable estimates where actual amounts are not known at the Closing and that as actual costs and revenues are known, these amounts will be taken into account in the Final Accounting Statement provided for in Section 12.5. The Closing Statement shall be prepared in accordance with generally accepted accounting principles used in the oil and gas industry.

2.5	Effective Date of Sale. The effective date of the sale of the Assets described in Section 1.1, hereof, shall be November 1, 2011 as of 7:00 a.m., Central Time Zone (the “Effective Date”).

2.6	Performance Deposit. Upon execution of this Agreement, Buyer shall pay to Seller via wire transfer ten percent (10%) of the Purchase Price ($8,000,000), as a performance deposit (“Performance Deposit”) on the Assets to be transferred to Buyer to assure Buyer’s performance under this Agreement. The Performance Deposit will not bear interest and is solely to assure the performance of Buyer pursuant to the terms and conditions of this Agreement. If Closing occurs, the parties shall credit the Performance Deposit against the Purchase Price at Closing.

3.	ALLOCATION OF REVENUES AND PAYMENT OF INVOICES

3.1

Allocation of Revenues. Seller shall receive (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) all proceeds from the sale of hydrocarbons physically produced from or allocable to the Assets prior to the Effective Date, and shall also receive (or receive credit in the Closing Statement or the Final Accounting

Statement, as applicable, for) all other revenues and benefits attributable to the Assets accruing or relating to all periods before the Effective Date. Buyer shall receive all proceeds (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) from the sale of Hydrocarbons physically produced from or allocable to the Assets on or after the Effective Date, and shall also receive (or receive credit in the Closing Statement or the Final Accounting Statement, as applicable, for) the proceeds of all other revenues and benefits attributable to the Assets accruing or relating to all periods after the Effective Date.

3.2	Payment of Invoices. After the Closing, Seller shall be required to pay only that portion of any invoice received that is applicable to work performed or materials received or production handled prior to the Effective Date; other charges and invoices shall be returned to the vendor for rebilling to Buyer. Similarly, after the Closing, Buyer shall pay only that portion of any invoice received that is applicable to work performed or materials received or production handled on or subsequent to the Effective Date; other charges and invoices shall be returned to the vendor for rebilling to Seller.

4.	ASSUMPTION OF LIABILITIES AND INDEMNIFICATION.

4.1	Abandonment Obligations. As additional consideration for the purchase of the Assets by Buyer, Buyer shall assume and timely and fully satisfy Seller’s share of the Abandonment Obligations (as defined below) associated with the Assets. As used herein, the term “Abandonment Obligations” shall mean and include those obligations, defined by regulation as of the Effective Date, associated with and liability for (i) the plugging and abandonment of the Wells, (ii) the removal of caissons and pipelines used in connection with the Wells, and (iii) the clearance, restoration and remediation of the surface and cleanup and complete reclamation of the sea floor portion of the Leases associated with the Wells.

4.2	Contract Obligations. In its elections and for the operations of the Assets, all after the Effective Date, Buyer shall observe and comply with all covenants, terms, and provisions, express or implied, contained in the Assumed Contracts and Buyer shall assume and be responsible for those express obligations of Seller accruing under such Assumed Contracts on or after the Effective Date. If any agreement or contract which is not an Assumed Contract and which materially affects the value of the Assets is discovered by Buyer or brought to Buyer’s attention by a third party after Closing, Seller and Buyer shall negotiate to resolve the assignment of rights and the assumption of obligations under such agreement or contract. In the event the parties are unable to agree, then the matter shall be resolved in accordance with provisions of Section 14.

4.3

Buyer’s General Indemnification. Buyer shall indemnify, defend and hold Seller, its directors, officers, employees, agents and representatives and affiliated or parent companies (which additional parties are hereinafter collectively referred to as the “Seller’s Parties”) harmless from any and all Claims (as hereinafter defined) arising out of, related to or connected with Buyer’s ownership of the Assets on or after the Effective Date, or arising out of any of the obligations or liabilities assumed by Buyer hereunder. As used in any provision of this Agreement, “Claims” shall mean all liabilities, losses, costs, damages, fees and expenses (including, without limitation, expenses associated with investigation of claims, testing, assessment and remedial actions), penalties, fines, obligations, judgments, costs of investigation, attorney’s fees, expert’s fees and disbursements of any kind or of any nature whatsoever, claims, actions, causes of action, demands, filings, investigations, and all costs of any administrative proceedings, arbitrations, settlements, mediations, suits or other legal proceedings.

4.4	Seller’s General Indemnification. Seller shall indemnify, defend and hold Buyer, its directors, officers, employees, agents and representatives and affiliated or parent companies (which additional parties are hereinafter collectively referred to as the “Buyer’s Parties”) harmless from any and all Claims arising out of, related to, or connected with Seller’s ownership of the Assets prior to the Effective Date, whether such Claim is presented before or within two (2) years of the Closing Date, but not including any Abandonment Obligations or any other obligations or liabilities which have expressly been assumed by Buyer under this Agreement.

4.5	Assumption and Indemnification of Environmental Risk and Environmental Liabilities by Buyer. If Closing occurs, Buyer shall assume full responsibility for, and shall comply with and perform all environmentally-related duties and obligations with respect to the Assets for all periods of time, whether before or after the Effective Date and shall indemnify, defend and hold harmless Seller and the Seller Parties from against any and Claims under any Environmental Law (hereafter defined) with respect to the Assets for such time period. The term “Environmental Law” means the Occupational Safety and Health Act, 29 U.S.C.A. §651, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C.A. §6901, et seq.; the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C.A. §9601, et seq.; the Clean Water Act, 33 U.S.C.A. §1251 et seq.; the Clean Air Act, 42 U.S.C.A. §7401, et seq.; the Safe Drinking Water Act, 42 U.S.C.A. §3001, et seq.; the Toxic Substances Control Act, 15 U.S.C.A. §2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C.A. §2701 et seq.; the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq.; the Louisiana Conservation Act, La. R.S. 30:1 et seq.; the Louisiana Oilfield Site Restoration Law, La. R.S. 30:80 et seq.; the Louisiana Coastal Zone Management Program, La. R.S. 49:214.21 et seq.; the Louisiana Coastal Wetlands Conservation and Restoration Act, La. R.S. 49:214.1 et seq.; and all rules, regulations and orders adopted under the foregoing statutes applicable to any waste material, produced water, tank bottoms, sludge, or constituents thereof, radioactive materials, or hazardous substances on or included with the Assets or the presence, disposal, release or threatened release of all waste material, produced water, tank bottoms, sludge, or constituents thereof, radioactive materials, or hazardous substances on, included with, or from the Assets into the atmosphere or in or upon land or any water course or body of water, whether above or below the ground, and all other federal, state and local environmental and oil and gas laws and regulations, as well as all acts, laws, and regulations amendatory or supplemental thereto.

5.	GUARANTY

5.1

Form, Amount, Timing. As of Closing, Buyer qualifies for a supplemental bonding waiver (the “Bond Waiver”), established by the Bureau of Ocean Energy Management (“BOEM”) financial criteria, to defer the posting of bonds in the Gulf of Mexico Region. The Bond Waiver is subject to periodic review and re-determination by BOEM. Subsequent to any such review and re-determination, should Buyer no longer qualify for the Bond Waiver, Buyer shall notify Stone immediately and then promptly furnish Stone a duly executed guaranty (the

“Guaranty”), from a financial institution acceptable to Stone, guaranteeing the performance of all of Buyer’s Abandonment Obligations. Said Guaranty shall be in a form of an irrevocable standby letter of credit or bond acceptable to Stone and representing the difference between the Guaranty posted to BOEM and Seller and Buyer’s mutually agreed upon estimated cost of abandonment associated with the Assets and of which amount is over and above the nine million one hundred twenty thousand dollar ($9,120,000) replacement bond described on Exhibit C. Said Guaranty shall be maintained in full force and effect at all times by and at the sole cost of Buyer in Seller’s, or its designee’s possession, until Seller, or its designee, is satisfied that all obligations hereunder have been completely performed and fulfilled.

5.2	Replacement Bonds, Letter of Credit and Guarantees: At Closing, in addition to the requirements set forth in Section 5.1, Buyer shall obtain from a financial institution or similar entity acceptable to Seller or the applicable governmental authority and deliver same to Seller or Seller’s designee, or the applicable governmental authorities, at Closing, replacements for those bonds, letters of credit and/or corporate guarantees described on Exhibit C, insofar as it pertains to MP 296, 303, 304 and 311, issued on behalf of Seller and/or its affiliates in favor of either third parties or government authorities having jurisdiction to the extent required to obtain the release or cancellation of the bonds, letters of credit and guarantees by the current holders.

6.	TAXES

6.1	Allocation and Payment of Taxes. All property and ad valorem taxes and charges imposed on any of the Assets for a taxable period that includes the Effective Date shall be prorated among Buyer and Seller based on the number of days that each party owns such Assets during such taxable period; and each party shall be responsible for its prorated share of such taxes. Seller shall be responsible for all oil and gas production taxes, severance taxes, windfall profits taxes, and any other similar taxes applicable to Hydrocarbons produced or drained from or attributable to the Leases or the Units prior to the Effective Date, and Buyer shall be responsible for all such taxes applicable to Hydrocarbons produced or drained from or attributable to the Leases or the Units on and after the Effective Date. Both of the parties believe that the sale of the Assets is one occasional sale exempt from sales or use taxes. In the event that any such taxes would be assessed against the transaction, both parties will cooperate in an attempt to eliminate or reduce such taxes; however, to the extent any such taxes are due and payable will be the sole responsibility of Buyer.

7.	REPRESENTATIONS, WARRANTIES, DISCLAIMERS, ACKNOWLEDGMENTS, AND WAIVERS

7.1	Seller’s Representations and Warranties . Seller represents and warrants to Buyer that, through and as of Closing, the following statements are accurate:

7.1.1

Formation. Seller is a limited liability company duly organized and validly existing, in good standing, under the laws of the State of Delaware. Seller has the necessary power and authority to own the Assets and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement.

7.1.2	Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary approval action on behalf of Seller and Seller is not subject to any charter, by-law, lien, or encumbrance of any kind, agreement, instrument, order, or decree of any court or governmental body (other than any governmental approval required) which would prevent consummation of the transactions contemplated by this Agreement.

7.1.3	No Brokers. Seller is not a party to, or in any way obligated under, nor does Seller have any knowledge of, any contract or outstanding claim for the payment of any broker’s or finder’s fee in connection with the origin, negotiation, execution, or performance of this Agreement for which Buyer will have any liability.

7.1.4	No Suits. There are no suits, actions, claims, investigations or any legal, administrative or arbitration proceedings, threatened in writing or pending pertaining to the Assets.

7.1.5	Royalty and Payments. All royalties, rental and other payments due under the Leases have been properly paid in all material respects, and all conditions necessary to keep the Leases in force and effect have been fully performed in all material respects.

7.1.6	Third Party Rights. All preferential rights to purchase and third party consents to assign affecting the Assets are set out in Exhibit A, Schedule 9. Subject to any such rights of preferential rights to purchase holders, Seller has not agreed to sell or encumber the Assets to any party other than Buyer.

7.1.7	No Encumbrances. The Assets will be transferred and assigned free and unencumbered from any mortgage, lien, financing arrangement, UCC filing, litigation or demand.

7.1.8	Open AFEs. Except as disclosed on Exhibit B, there are no individual outstanding calls or payments under authorities for expenditures (“AFEs”) in excess of $100,000.00 net to Seller’s interest in the Assets, for which Buyer would be liable.

7.1.9	Imbalances. Except as set forth on Exhibit D, no Hydrocarbons produced from the Leases are subject to an imbalance. Seller agrees to notify Buyer of any material change prior to Closing to its imbalance figure from that shown on Exhibit D.

7.1.10	Material Contracts. Every material contract affecting the Assets is listed on Exhibit A, Schedule 6 as an Assumed Contract and each material Assumed Contract is in full force and effect and Seller has not received any notice of default or violation of any Assumed Contract to which Seller is a party or any obligation to which Seller is bound materially affecting the Assets.

7.1.11	Marketing. The Assets are not subject to any contractual or other arrangement for the sale, dedication, processing, handling, gathering, production handling or transportation of production, or otherwise relating to the marketing of production, other than those listed on Exhibit A, Schedule 6.

7.2	Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that through and as of Closing, the following statements are accurate:

7.2.1	Formation. Buyer is a corporation duly organized and validly existing, in good standing, under the laws of the State of Delaware and is or will be prior to Closing, duly qualified to carry on its business in each of the states in which it is required to be qualified and has the corporate power and authority to own its property and to carry on its business as now conducted and to enter into and to carry out the terms of this Agreement and the transactions contemplated by this Agreement.

7.2.2	Qualification. Buyer is qualified to own and operate federal offshore leases in accordance with applicable laws, rules, regulations and orders governing the ownership and operation of leases in the Outer Continental Shelf.

7.2.3	Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of Buyer and Buyer is not subject to any charter, by-law, lien or encumbrance of any kind, agreement, instrument, order or decree of any court or governmental body which would prevent consummation of the actions contemplated by this Agreement.

7.2.4	No Brokers. Buyer is not a party to, or in any way obligated under, nor does Buyer have any knowledge of, any contract or outstanding claim for the payment of any broker’s or finder’s fee in connection with the origin, negotiation, execution, or performance of this Agreement for which Seller will have any liability.

7.2.5	Compliance. From and after Closing, Buyer shall comply with all applicable laws, ordinances, rules and regulations and shall promptly obtain and maintain all permits required by public authorities in connection with the Assets purchased.

7.3	Disclaimers, Acknowledgments, and Waivers

7.3.1

Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE ASSETS ARE TO BE SOLD AS IS, WHERE IS AND WITH ALL FAULTS AND SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED IN FACT OR BY LAW, WITH RESPECT TO ORIGIN, QUANTITY, QUALITY, OPERATING CONDITION, SAFETY OF EQUIPMENT, TITLE TO PERSONAL PROPERTY, TITLE TO REAL PROPERTY, COMPLIANCE WITH GOVERNMENT REGULATIONS,

MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSES, CONDITION, THE QUANTITY, VALUE OR EXISTENCE OF RESERVES OF OIL, GAS OR OTHER MINERALS PRODUCIBLE OR RECOVERABLE FROM THE LEASES OR WELLS, OR OTHERWISE, CONCERNING ANY OF THE ASSETS. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, ALL WELLS, PERSONAL PROPERTY, DATA, RECORDS, MACHINERY, EQUIPMENT AND FACILITIES THEREIN, THEREON AND APPURTENANT THERETO ARE TO BE CONVEYED BY SELLER AND ACCEPTED BY BUYER PRECISELY AND ONLY “AS IS, WHERE IS”.

7.3.2	ACCEPTANCE OF ASSETS “AS IS, WHERE IS”. BUYER HAS MADE, OR ARRANGED FOR OTHERS TO MAKE, OR HAS BEEN AFFORDED THE OPPORTUNITY TO MAKE AN INSPECTION AND INVENTORY OF THE ASSETS AND, IF NOT PERFORMED, WAIVES SUCH RIGHT AT AND WITH CLOSING. BUYER, AT CLOSING, WILL ACCEPT ALL ASSETS IN AN “AS IS AND WHERE IS” CONDITION, SUBJECT TO THE REPRESENTATIONS EXPRESSLY SET FORTH IN THIS AGREEMENT, WITH AN EXPRESSED ACCEPTANCE AND UNDERSTANDING OF THE DISCLAIMERS CONTAINED IN THIS AGREEMENT.

7.3.3	INFORMATION IN EXHIBITS. SELLER MAKES NO WARRANTY AS TO THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN EXHIBIT A, SCHEDULE 2 (WELLS), EXHIBIT A, SCHEDULE 3 (PLATFORMS), EXHIBIT A, SCHEDULE 4 (PIPELINES), OR EXHIBIT A, SCHEDULE 5 (EASEMENTS, SURFACE LEASES, AND PERMITS), BUT DOES REPRESENT THAT TO THE BEST OF SELLER’S KNOWLEDGE SUCH EXHIBITS AND SCHEDULES ARE COMPLETE AND ACCURATE. ALL OF THE EXHIBITS AND SCHEDULES REFERRED TO IN THIS AGREEMENT ARE HEREBY INCORPORATED INTO THIS AGREEMENT BY REFERENCE AND CONSTITUTE A PART OF THIS AGREEMENT.

7.3.4

ACKNOWLEDGMENT. BUYER ACKNOWLEDGES THAT THE ASSETS HAVE BEEN USED FOR OIL AND GAS DRILLING AND PRODUCING OPERATIONS, TRANSPORTATION OPERATIONS, RELATED OILFIELD OPERATIONS AND POSSIBLY THE STORAGE AND DISPOSAL OF WASTE MATERIALS INCIDENTAL TO OR OCCURRING IN CONNECTION WITH SUCH OPERATIONS, AND THAT PHYSICAL CHANGES IN THE LAND MAY HAVE OCCURRED AS A RESULT OF SUCH USES AND THAT BUYER HAS ENTERED INTO THIS AGREEMENT ON THE BASIS OF BUYER’S OWN INVESTIGATION OF, OR RIGHT TO INVESTIGATE, THE PHYSICAL CONDITION OF THE ASSETS, INCLUDING, WITHOUT LIMITATION, EQUIPMENT,

SURFACE AND SUBSURFACE CONDITIONS. BUYER IS ACQUIRING THE ASSETS PRECISELY AND ONLY IN AN “AS IS AND WHERE IS” CONDITION AND ASSUMES THE RISK THAT ADVERSE PHYSICAL CONDITIONS INCLUDING, BUT NOT LIMITED TO, THE PRESENCE OF UNKNOWN ABANDONED OR UNPRODUCTIVE OIL WELLS, GAS WELLS, EQUIPMENT, PITS, LANDFILLS, FLOWLINES, PIPELINES, WATER WELLS, INJECTION WELLS AND SUMPS WHICH MAY OR MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATION, ARE LOCATED THEREON OR THEREIN, AND WHETHER KNOWN OR UNKNOWN TO BUYER AS OF CLOSING. ON AND AFTER CLOSING, BUYER HEREBY AGREES TO ASSUME FULL RESPONSIBILITY FOR COMPLIANCE WITH ALL OBLIGATIONS ATTRIBUTABLE, IN ANY WAY, TO THE ASSETS AND ALL LAWS, ORDERS, RULES AND REGULATIONS CONCERNING ALL OF SUCH CONDITIONS, KNOWN OR UNKNOWN, AND FURTHER AGREES TO DEFEND, INDEMNIFY AND HOLD THE SELLER PARTIES HARMLESS FOR SAME, INCLUDING, BUT NOT LIMITED TO, DEFENSE, INDEMNIFICATION AND HOLD HARMLESS FOR ANY LIABILITY, ATTORNEY’S FEES, FINES, PENALTIES OR COSTS UNDER ALL ENVIRONMENTAL LAWS, AS DEFINED IN THIS AGREEMENT.

7.3.5	WAIVER OF CONSUMER RIGHTS. BUYER WAIVES ITS RIGHTS UNDER THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41 et seq., TEXAS BUSINESS & COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS. AFTER CONSULTATION WITH AN ATTORNEY OF BUYER’S OWN SELECTION, BUYER VOLUNTARILY CONSENTS TO THIS WAIVER.

IN ORDER TO EVIDENCE ITS ABILITY TO GRANT THE ABOVE WAIVER, BUYER HEREBY REPRESENTS AND WARRANTS TO SELLER THAT BUYER (I) IS IN THE BUSINESS OF SEEKING OR ACQUIRING, BY PURCHASE OR LEASE, GOODS OR SERVICES FOR COMMERCIAL OR BUSINESS USE, (II) HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND (III) IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION.

7.3.6

WAIVER OF LOUISIANA RIGHTS IN REDHIBITION. BUYER EXPRESSLY WAIVES THE WARRANTY OF FITNESS FOR INTENDED PURPOSES OR GUARANTEE AGAINST HIDDEN OR LATENT REDHIBITORY VICES UNDER LOUISIANA LAW, INCLUDING LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548, AND THE WARRANTY IMPOSED BY

LOUISIANA CIVIL CODE ARTICLE 2475; WAIVES ALL RIGHTS IN REDHIBITION PURSUANT TO LOUISIANA CIVIL CODE ARTICLES 2520, ET SEQ.; OR FOR RESTITUTION OR OTHER DIMINUTION OF THE PURCHASE PRICE; ACKNOWLEDGES THAT THIS EXPRESS WAIVER SHALL BE CONSIDERED A MATERIAL AND INTEGRAL PART OF THIS SALE AND THE CONSIDERATION THEREOF; AND ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF BUYER AND EXPLAINED IN DETAIL AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER OF WARRANTY OF FITNESS AND/OR WARRANTY AGAINST REDHIBITORY VICES AND DEFECTS FOR THE ASSETS. SELLER MAKES THIS SALE OF THE ASSETS TO BUYER WITHOUT ANY WARRANTY AS TO THE CONDITION OF THE ASSETS, INCLUDING ABSENCE OF VICES OR DEFECTS (WHETHER APPARENT OR LATENT, KNOWN OR UNKNOWN, EASILY DISCOVERABLE OR HIDDEN), FITNESS FOR ANY ORDINARY USE, OR FITNESS FOR ANY INTENDED USE OR PARTICULAR PURPOSE, EVEN FOR RETURN OR REDUCTION OF THE PURCHASE PRICE OR OTHERWISE, IT BEING UNDERSTOOD THAT BUYER TAKES THE ASSETS “AS IS” AND “WHERE IS”; BUYER HEREBY ACKNOWLEDGING RELIANCE SOLELY ON ITS OWN INSPECTION OF THE ASSETS, AND NOT ON ANY WARRANTIES OR REPRESENTATIONS FROM SELLER WITH RESPECT TO THE CONDITION OF THE ASSETS. IN ADDITION, EXCEPT AS SET FORTH IN THIS AGREEMENT, BUYER ACKNOWLEDGES THAT SELLER HAS MADE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION OF THE ASSETS, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OR REPRESENTATIONS AS TO ABSENCE OF VICES OR DEFECTS (WHETHER APPARENT OR LATENT, KNOWN OR UNKNOWN, EASILY DISCOVERABLE OR HIDDEN), FITNESS FOR ANY ORDINARY USE, FITNESS FOR ANY INTENDED USE OR PARTICULAR PURPOSE, TAX CONSEQUENCES, OR ENVIRONMENTAL CONDITION OF THE ASSETS. EXCEPT AS SET FORTH IN SECTION 6 HEREOF, ALL WARRANTIES WITH RESPECT TO THE CONDITION OF THE ASSETS ARE HEREBY DISCLAIMED BY SELLER AND EXPRESSLY WAIVED BY BUYER. BUYER HAS NOT RELIED AND WILL NOT RELY ON, AND SELLER IS NOT LIABLE FOR OR BOUND BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTIES, STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE CONDITION OF THE ASSETS OR RELATING THERETO MADE OR FURNISHED BY SELLER, ANY PARTY ACTING OR PURPORTING TO ACT FOR SELLER, OR ANY BROKER OR AGENT REPRESENTING OR PURPORTING TO REPRESENT SELLER, TO WHOMEVER MADE

OR GIVEN, DIRECTLY OR INDIRECTLY, ORALLY OR IN WRITING.

IN ADDITION, EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION OR MATERIALS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS SALE, INCLUDING WITHOUT LIMITATION, THE QUALITY, QUANTITY OR ENVIRONMENTAL CONDITION OF THE ASSETS OR ANY OTHER MATTERS CONTAINED IN THE DATA OR ANY OTHER MATERIALS FURNISHED OR MADE AVAILABLE TO BUYER BY SELLER, ITS AGENTS, REPRESENTATIVES OR EMPLOYEES. ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION AND OTHER MATERIALS FURNISHED BY SELLER OR OTHERWISE MADE AVAILABLE TO BUYER ARE PROVIDED TO BUYER AS A CONVENIENCE, AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST SELLER. ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW.

8. DUE DILIGENCE REVIEW.

8.1	Review By Buyer. Buyer shall have reasonable access to Seller’s records pertaining to the Assets and may conduct, at its sole cost, such title examination or investigation, and other examinations and investigations, as it may in its sole discretion choose to conduct with respect to the Assets in order to determine whether Defects (as below defined) exist. Should, as a result of such examinations and investigations, or otherwise, one or more matters come to Buyer’s attention which would constitute a Defect, Buyer shall promptly, but no later than two (2) days prior to Closing, notify Seller in writing (a “Notice”) of any Defects.

8.2	Nature of Defects. The term “Defect” as used in this Section shall mean the following; provided, however, that Permitted Encumbrances (as hereinafter defined) shall not constitute Defects:

(i) NRI or WI Variances. Seller’s ownership of the Assets is such that, with respect to a Well or any of the Leases listed on Exhibit A hereto, it (A) entitles Seller to receive a decimal share of the oil, gas and other hydrocarbons from all depths (or if depth limitations are noted on Exhibit A, from the depths specified), as shown on Exhibit A, which is less than the decimal share set forth on Exhibit A in connection with any such Wells or lease in the column headed “Net Revenue Interest” or (B) causes Seller to be obligated to bear a decimal share of the cost of operation of any such Wells or Lease greater than the decimal share set forth on Exhibit A in connection with any such Wells or lease in the column headed “Working Interest”.

(ii) Liens. Seller’s ownership of an Asset is subject to a lien other than (A) a lien for taxes which are not yet delinquent or (B) a mechanic’s or materialmen’s lien (or other similar lien), or a lien under an operating agreement or similar agreement, to the extent the same relates to expenses incurred which are not yet delinquent or (C) liens which will be released at or before Closing.

(iii) Imperfections in Title. Seller’s ownership of an Asset is subject to an imperfection in title which, if asserted, would cause a Defect, as defined in subparagraph (i) above.

8.3	Permitted Encumbrances. As used in this Section 8, the term “Permitted Encumbrances” means:

8.3.1	lessor’s royalties, non-participating royalties, overriding royalties, division orders, sales and transportation contracts containing customary terms and provisions, reversionary interests, and similar burdens if the net cumulative effect of such burdens does not operate to reduce the net revenue interest in any Asset to an amount less than the net revenue interest set forth on Exhibit A, Schedule 1 or increase the working interest of any Asset from that set forth in Exhibit A, Schedule 1 without a corresponding increase in the net revenue interest;

8.3.2	subject to the provisions of Section 12.2 hereof, required non-governmental third party consents to assignments and similar agreements with respect to which prior to Closing (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights;

8.3.3	liens for taxes or assessments not yet due or delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

8.3.4	all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein, if the same are customarily obtained subsequent to such sale or conveyance and Buyer and Seller have no reason to believe they cannot be obtained;

8.3.5	easements, rights-of way, servitudes, permits, surface leases and other rights in respect of surface operations, provided they do not materially interfere with Buyer‘s operation or use of the Assets;

8.3.6	defects, irregularities and deficiencies in title of or to any rights-of-way, easements, surface leases or other rights which in the aggregate do not materially impair the use of such rights-of-way, easements, surface leases or other rights for the purpose for which such rights will be held by Buyer and would not have a material adverse effect on the operation or value of any of the Assets;

8.3.7	any lien, privilege or encumbrance covering the Assets to be released at or prior to Closing, which Seller has disclosed on Schedule E; and

8.3.8	preferential rights to purchase and required non-governmental third party consents to assignments and similar agreements with respect to which prior to Closing (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights.

8.4	Seller’s Response to Notices; Failure to Respond. Seller shall have one (1) day from receipt of a Notice to respond to any Notice timely delivered by Buyer pursuant to this Section 8. Such response must be in writing to be effective and may include an objection to the existence or amount of any claimed Defect or adjustment, or an election to cure any claimed Defect. Failure to so respond by Seller shall constitute a waiver of any rights to cure or object to Defects timely asserted by Buyer prior to the Notice Deadline. If Seller waives prior to Closing any rights to cure or object to a Defect, the Purchase Price shall be adjusted by the amount of such Defect claimed by Buyer in its Notice. There shall be no adjustments to the Purchase Price for Defects if the total adjustment is $500,000.00 or less in the aggregate, and then only to the extent of the excess over $500,000.00.

8.5	Election to Cure. If Seller elects to cure or objects to an asserted Defect, the Closing shall proceed if otherwise permitted by this Agreement and the Purchase Price shall be reduced by the amount of such Defect. If Seller elects to cure (in its response or after arbitration) an asserted Defect, Seller shall then have until 30 days after the Closing, or, if Seller disputes the asserted Defect and arbitration of such dispute occurs, 60 days after the arbitration proceedings set forth below are completed, to cure the underlying asserted Defect at its sole cost, risk and expense. The deadline for completing such cure may be extended by Buyer at its sole election if it is satisfied with the progress made by Seller. If by such date Seller can demonstrate to Buyer’s reasonable satisfaction that such asserted Defect has been cured, then Seller shall be entitled to payment in immediately available funds within ten business days of the date Seller demonstrates to Buyer’s reasonable satisfaction that such asserted Defect has been cured.

8.6	Arbitration. If Seller and Buyer cannot agree on whether an asserted Defect exists, or (before or after the Closing) whether an asserted Defect has been cured, or the amount of reduction in the Purchase Price for any Defect, then such issue shall be settled by arbitration in accordance with Section 14. If the aggregate Purchase Price reduction claimed by Buyer exceeds 10% of the Purchase Price and neither party has terminated this Agreement pursuant to Section 12.3, then the Closing will be postponed until the completion of the arbitration.

9. ENVIRONMENTAL MATTERS

9.1

Environmental Review. Promptly after signing this Agreement, Buyer may request access to the Assets (if operated by Seller) and the non-privileged environmental data in Seller‘s files for the Assets to be sold herein. Buyer may request Seller’s assistance in gaining access to Assets operated by others, but Buyer will be responsible for contacting the operators of such Assets to arrange for review and inspection, at Buyer’s sole cost, risk and expense. Buyer specifically acknowledges that any access to Seller-operated Assets or such Seller data is given as an accommodation only, at Buyer’s sole cost, risk and expense, that Seller makes no representations whatsoever as to the accuracy, completeness, or reliability of any such environmental information so or otherwise disclosed to or obtained by Buyer and that Buyer relies and depends on and uses any and all such environmental information, review or inspection exclusively and entirely at its own risk and without any recourse to Seller whatsoever. Seller shall cooperate with Buyer for the performance by Buyer of any additional environmental testing at Buyer’s expense prior to Closing, which testing shall be conducted in a reasonable manner so as not to interfere with Seller’s or operator’s operation of the Assets, and Seller and Buyer shall cooperate to ensure that such testing is performed on an expedited and confidential basis before Closing. Results of any such tests shall be treated as confidential, except to the extent disclosure is required under applicable law.

9.2	Material Contamination. If as a result of information provided pursuant to Section 9.1, or any additional information which Buyer obtains from other sources, or any such testing done by Buyer, it is determined prior to Closing that the environment associated with the Assets has been materially contaminated (“Material Contamination” or “Alleged Material Contamination”, such terms being defined as the violation of Environmental Laws (as defined below) to the extent that as to each claim (i) prosecution, if instituted, would be reasonably likely to result in a penalty, fine or damage payment of $500,000.00 or more, or (ii) removal and remediation of such contamination required by Environmental Laws would be reasonably likely to result in expenditures of $500,000.00 or more), Buyer shall notify Seller in writing of any and all such Alleged Material Contamination claims no later than 4:00 p.m. CST, four (4) business days prior to Closing. Such notification shall include (i) a detailed description of such claims, (ii) a copy of any environmental assessment, reports, data and information pertaining to such claims, and (iii) Buyer’s calculation of the amount by which such claims have diminished the value of the Assets, which amount shall be determined by Buyer in good faith and in a commercially reasonable manner.

9.3	Remedies for Material Contamination. Either:

9.3.1	Prior to or at Closing, Seller and Buyer shall mutually agree in writing, separate and apart from this Agreement, that Seller shall correct or make arrangements for the correction of such Alleged Material Contamination, but only in an amount up to each claim, and that Closing shall proceed with Seller indemnifying Buyer against all Claims attributable to such Alleged Material Contamination and without reduction of the Purchase Price;

9.3.2	Buyer shall correct or make arrangements for the correction of such Alleged Material Contamination, after Closing, and the parties shall proceed to Closing with a reduction of the Purchase Price in an amount mutually agreed to by the parties and with Buyer defending, indemnifying and holding the Seller Parties harmless against all Claims attributable to such Alleged Material Contamination; or

9.3.3

Prior to or at Closing, Seller and Buyer shall mutually agree in writing separate and apart from this Agreement that Buyer shall accept the Assets subject to such Alleged Material Contamination, that the parties shall proceed to Closing without adjustment of the Purchase Price, and that Seller shall indemnify Buyer against all Claims incurred by Buyer with respect to such Alleged Material Contamination up to but in no event to exceed ten percent (10%) of the initial unadjusted Purchase Price set forth in Section 2.1 and only as to that portion of such Claims which are in excess of $500,000.00 of the initial unadjusted Purchase Price set forth in Section 2.1 (such amounts being cumulative for any and all claims of Alleged Material Contamination made by Buyer).

If the parties are unable to agree upon one of the foregoing options, either party shall be entitled to terminate this Agreement without further liability to or for either party pursuant to the provisions of Section 12.3, unless Buyer agrees to waive such Alleged Material Contamination and assume all liability and obligations relating thereto. Each party shall cooperate with the other party’s reasonable corrective work, and any operations unreasonably interfering with the corrective work shall cease until correction is completed.

9.4	Indemnity Provisions. The indemnities provided for in this Section 9 by Buyer and Seller, as the case may be, for Claims shall include, without limitation, an agreement to protect, indemnify, hold harmless and defend the Buyer or Seller, as the case may be, and Buyer’s and Seller’s Parties, respectively, against any and all Claims, whether based on any theory of liability, including, but not limited to, negligence, tort, breach of contract (express or implied), breach of warranty (express or implied), strict liability, regulatory liability, or statutory liability, regardless of the sole, joint or concurrent negligence, strict liability, regulatory liability, statutory liability, breach of contract, breach of warranty, or other fault or responsibility of Buyer or Seller or any other person or party, arising under any obligations under this Agreement or imposed by any applicable statutes, laws, rules, regulations, or orders. The indemnities will further include an agreement by the party providing the indemnification to take whatever actions are necessary to protect the party being indemnified from being subjected to any such Claims, and to comply with reasonable requests by the party being indemnified to take such actions.

9.5

Post-Closing Environmental Indemnification by Buyer. As of the Closing, but subject to the provisions of Sections 9.3 and 9.6, Buyer specifically assumes and shall be responsible for all environmentally-related duties and obligations of Seller and Seller Parties with respect to the Assets from and after the Effective Date and shall protect, defend, indemnify and hold Seller and Seller Parties harmless from and against any and all Claims under any Environmental Law (hereafter defined) with respect to the Assets from and after the Effective Date, including with respect to any conditions and obligations existing as of the Effective Date or relating to periods before the Effective Date. The term “Environmental Law(s)” here and in this Section 9 includes the Occupational Safety and Health Act, 29 U.S.C.A. §651, et seq.; the Resource Conservation and Recovery Act, 42 U.S.C.A. §6901, et seq.; the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C.A. §9601, et seq.; the Clean Water Act, 33 U.S.C.A. §1251 et seq.; the Clean Air Act, 42 U.S.C.A. §7401, et seq.; the Safe Drinking Water Act, 42 U.S.C.A. §3001, et seq.; the Toxic Substances Control Act, 15 U.S.C.A. §2601 et seq.; the

Oil Pollution Act of 1990, 33 U.S.C.A. §2701 et seq.; the Louisiana Environmental Quality Act, La. R.S. 30:2001 et seq.; the Louisiana Conservation Act, La. R.S. 30:1 et seq.; the Louisiana Oilfield Site Restoration Law, La. R.S. 30:80 et seq.; the Louisiana Coastal Zone Management Program, La. R.S. 49:214.21 et seq.; the Louisiana Coastal Wetlands Conservation and Restoration Act, La. R.S. 49:214.1 et seq.; and all rules, regulations and orders adopted under the foregoing statutes or statutes enacted after the date of this Agreement applicable to any waste material, produced water, tank bottoms, sludge, or constituents thereof, radioactive materials (including naturally occurring radioactive materials), or hazardous substances on or included with the Assets or the presence, disposal, release or threatened release of all waste material, produced water, tank bottoms, sludge, or constituents thereof, radioactive materials (including naturally occurring radioactive materials), or hazardous substances on, included with, or emanating from or through the Assets into the atmosphere or in or upon land or any water course or body of water, whether above or below the ground, and all other federal, state and local environmental and oil and gas laws and regulations, as well as all acts, laws, and regulations amendatory or supplemental thereto.

9.6	Exclusion from Buyer’s Indemnification. Anything in this Agreement to the contrary notwithstanding, it is agreed and understood that Buyer shall have no liability for, and Buyer’s post-Closing environmental indemnification of Seller shall not include any responsibility for disposal off-site from the Assets, that occurred at any time before the Closing, of hazardous substances, wastes, materials and products generated by or used by or used in connection with the Seller’s operation of the Assets.

9.7

CONDITION OF THE ASSETS AND SPECIFIC BUYER INDEMNIFICATION WITH RESPECT TO NORM AND OTHER HAZARDOUS SUBSTANCES: Buyer specifically assumes the risk of the condition of the Assets and shall inspect the Assets prior to Closing, or hereby expressly waives such right, if not exercised. Any such inspection, if made, shall cover but not be limited to the physical and environmental condition, both surface and subsurface, of the Assets. It is expressly recognized by Buyer that the lands and/or water bottoms, along with surface facilities and production equipment located thereon, having been used in connection with oil, gas, and water production, treatment, storage, and disposal activities, may contain Naturally Occurring Radioactive Materials (NORM), asbestos and other hazardous substances as a result of these operations. The generation, formation, or presence of NORM, asbestos or other hazardous substances in or on the Assets shall, after the Effective Date set forth herein, be the sole responsibility of Buyer and Buyer and all future assignees and successors of Buyer shall defend, indemnify and hold Seller and Seller Parties harmless from any and all Claims resulting from any and all claims, demands, losses, liabilities, liens, judgments, settlements, suits, causes of action, fines, penalties, fees (including, without limitation, attorneys fees and court costs), costs, and expenses (including, without limitation, expenses associated with investigation of claims, testing and assessment), whether based on any theory of negligence, tort, breach of contract, breach of warranty, strict liability, regulatory liability or statutory liability, regardless of the sole, joint or concurrent negligence, breach of contract, breach of warranty, strict liability, regulatory liability, statutory liability, or other fault or responsibility of Seller or any other person or party, asserted or filed on or after the Effective Date in any way arising from, resulting from or related to the presence of NORM, asbestos or other hazardous substances whether such NORM, asbestos or other hazardous substance was in place before or after the Effective Date. Any conveyance, transfer or assignment of all or part of the Assets by Buyer, its successors or assigns in which the grantee, transferee or assignee fails to expressly assume this obligation shall be deemed null and void. Accordingly, lands and/or water bottoms, the Wells, and the Personal Property transferred herein are transferred with the restriction that they will be used only in connection with oil and gas producing activities associated with the Leases, and will not be subsequently transferred by Buyer or Buyer’s assignee for unrestricted use unless the concentrations of NORM, asbestos or other hazardous substances associated therewith are independently determined by a competent laboratory and are found below the levels specified as allowable for unrestricted transfer as set forth in any and all applicable laws, orders, rules or regulations of any governmental agency or court having jurisdiction. Additionally, Buyer agrees to comply with all provisions of such laws, orders, rules or regulations applicable to said lands and/or water bottoms, the Wells, and the Personal Property. Buyer further agrees to cause the provisions of this clause to be included in all subsequent sales or transfers of any interest in the Assets, and to cause all purchasers or transferees of the Assets to expressly acknowledge and assume all such obligations.

9.8	Waiver. Buyer waives for all purposes all objections associated with the environmental and physical and other condition of the Assets (including Material Contamination and Alleged Material Contamination), unless raised by proper notice within the applicable time period set forth in Section 9.2 and made Seller’s responsibility under Sections 9.3.1 or 9.3.3, and Buyer (and on behalf of Buyer Parties and their successors and assigns) irrevocably waives any and all claims, except Claims under Seller’s indemnities pursuant to Sections 9.3.1 and 9.3.3, they may have against Seller and Seller’s Parties associated with the same.

10.	ADDITIONAL COVENANTS

10.1

Operations Prior to Closing. After the date of this Agreement and prior to the Closing, unless Seller and Buyer otherwise agree, Seller shall only enter into agreements or transactions in relation to the Assets which (i) individually involve a fair market value of less than Fifty Thousand United States dollars ($50,000.00), and (ii) are entered into in the ordinary course of business consistent with past practices. Seller shall not be obligated for any expenditures after the execution of this Agreement or the Effective Date, whichever is the earlier, and shall recover any charges and expenses as part of the Final Settlement Statement adjustments as appropriate. Such charges and expenses include, but are not limited to, those incurred pursuant to the authority for expenditures (“AFEs”) listed on Exhibit B hereto. In the event that an expenditure for purposes other than day-to-day operations or those pursuant to the AFEs is proposed or contemplated, Seller shall submit such proposal to Buyer for concurrence. Buyer will assume the risk of any consequences which arise as a result of Buyer’s failure or refusal to participate in or approve and pay such expenditure. Additionally, after the signing of this Agreement and prior to Closing,

Seller shall have the right to make any changes, repairs or modifications, or incur any expenditures deemed necessary by Seller to prevent or react to an emergency or environmental incident. With regard to the preceding sentence, Seller shall attempt to secure Buyer’s consent prior to any such expenditure or action, however, Seller shall have the right to cause or effect such expenditure or action with or without such approval, acting as would any prudent operator under similar circumstances. Unless Buyer and Seller otherwise agree, Seller shall not materially alter the Assets (other than the use of supplies and consumables) or remove any improvements, equipment or property which comprise the Assets (other than the use of supplies and consumables). Seller shall promptly notify Buyer of any material matter affecting the Assets known to Seller which arises from the date of this Agreement to the date of Closing.

10.2	Consents to Assign. Seller represents that the transfer by Seller of the Assets, or any portion thereof, are subject to the approval of lessors or governmental agencies having jurisdiction, or other forms of consent, and are subject to any rights of first refusal or preferential rights of purchase in favor of third parties. Seller shall, prior to Closing, use its reasonable efforts to attempt to obtain the necessary non-governmental approvals and consents to assign. If consents are denied or not acquired prior to Closing, the affected Assets shall be deleted from this Agreement and the Purchase Price decreased by the amount allocated by Buyer on Exhibit A, Schedule 1, with the remaining Assets to be sold hereunder.

10.3	Preferential Rights to Purchase.

10.3.1	Notice. Seller shall provide any required preferential right to purchase notifications and Buyer and Seller will collaborate on and make reasonable efforts to agree on the individual allocations prior to providing any notice to a third party holder of a preferential right to purchase.

10.3.2	Third Party Exercise. If a third party gives notice of its intent to exercise a preferential right to purchase any of the Assets, the affected Assets will not be sold to Buyer. Any preferential purchase right must be exercised subject to and on the same terms and conditions of this Agreement.

10.3.3	Third Party Failure to Purchase. If a third party gives notice of its intent to exercise a preferential right to purchase any of the Assets, but does not close the purchase for any reason either before or within a reasonable time after Closing, then there shall promptly be an additional Closing between Seller and Buyer for the Assets pursuant to the terms of this Agreement, by which Seller will transfer the Assets to Buyer and Buyer will promptly pay Seller the Purchase Price.

11.	COVENANTS, ASSIGNMENTS AND CONTINUING OBLIGATIONS

11.1

It is the intent and effect of this Agreement that the conveyance, transfer or assignment of any Assets by Buyer or any future conveyances, transfers or assignments made by Buyer shall not in any way diminish, compromise, extinguish, or effect a release of Seller’s rights against Buyer, or Buyer’s obligations to Seller. It is also the intent and effect of this Agreement that all conveyances, transfers or assignments of any Assets by Buyer and all future conveyances, transfers or assignments made by Buyer shall create rights in favor of Seller under this Agreement and under all subsequent conveyances, transfers or assignments pertaining to the Assets, and that the Seller is a third party beneficiary of such subsequent conveyances, transfers or assignments, so that the party or parties to whom Buyer conveys, transfers or assigns any Assets shall likewise be bound with Buyer to Seller for performance of Buyer’s obligations to Seller under this Agreement. Buyer specifically agrees and warrants that in the event of future conveyances, transfers or assignments of the Assets (in whole or in part) by Buyer, Buyer shall require that as part of the conveyances, transfers or assignments the party or parties to whom the Assets are conveyed, transferred or assigned shall agree to assume, be bound by and subject to all of Buyer’s obligations to Seller and shall fulfill those obligations. Buyer further agrees, understands and warrants that in the event of future conveyances, transfers or assignments of the Assets (in whole or in part) by Buyer, Buyer shall remain bound and subject to all of Buyer’s obligations to Seller and shall remain responsible for fulfilling those obligations even though Buyer has conveyed, transferred or assigned the Assets. Buyer further agrees, understands and warrants that all future assignments, conveyances or transfers of any Assets shall also be accompanied by the assignees’, grantees’ or transferees’ acceptance and full assumption of the obligations that Buyer owes to Seller. The obligations and responsibilities of Buyer to Seller, and of Buyer’s assignees, grantees or transferees to Seller, shall be joint and several and shall run with the Assets assigned, conveyed or transferred, so that all subsequent assignees, grantees and transferees also accept the same obligations to Seller, without Buyer or any assignees, grantees or transferees being released of any of their obligations to Seller. Such obligations shall include, but not be limited to, those involving abandonment obligations, covenants, terms, conditions, indemnities, liabilities, and assumed risks.

11.2	Delivery of Financial Documents.

11.2.1	Reserve Reports. Seller acknowledges that Buyer has been working with Netherland, Sewell & Associates, Inc. (the “Reserve Engineer”) in connection with the preparation for Buyer by the Reserve Engineer of a reserve and estimated present value determination with respect to the Assets as of December 31, 2010 of the type required by the SEC Requirements (as defined below), and to the extent applicable or required, accompanied by the consent of the Reserve Engineer to references to their firm and their report with respect to the Assets in any such document referred to in clauses (i) – (iii) of this paragraph. Seller does not object to, and will cooperate with, the preparation of such reserve report, including, without limitation, promptly providing the reserve information to Buyer and the Reserve Engineer and delivering to the Reserve Engineer customary representation letters reasonably requested by the Reserve Engineer. Buyer shall bear all reasonable out-of-pocket costs of the preparation of such reserve report.

11.2.2	The term “SEC Requirements” means Regulation S-X and Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”) and of the type and form customarily included in (i) offering memoranda pursuant to 144A promulgated under the Securities Act, (ii) registration statements under the Securities Act and (iii) reports required to be filed under the Securities Exchange Act of 1934, in each case with such disclosures as are required by the Securities and Exchange Commission (the “SEC”).

11.2.3	Financial Statements.

a)	Seller acknowledges that the SEC Requirements require Buyer to disclose (1) audited statements of revenue and direct operating expenses relating to the Assets for each of the years in the three year period ended December 31, 2008, 2009 and 2010, together with the report of an independent auditing firm thereon, and (2) unaudited statements of revenue and direct operating expenses relating to the Assets for each of the nine month periods ended September 30, 2010 and 2011, together with the report of an independent auditing firm thereon (collectively, the “Required Financial Statements”), in each case of the type required by the SEC Requirements.

b)	Seller further acknowledges that Buyer will engage UHY LLP or another accounting firm acceptable to Buyer (the “Accounting Firm”) to prepare the Required Financial Statements and to audit the Required Financial Statements, to the extent they are required to be audited. Seller further acknowledges that the Required Financial Statements are to be finalized no later than December 15, 2011. Seller does not object to, and will cooperate with, the preparation of the Required Financial Statements, including, without limitation, promptly providing the financial information to Buyer and the Accounting Firm and delivering to the Accounting Firm customary representation letters reasonably requested by the Accounting Firm.

c)	The Required Financial Statements pursuant to this Section 11.2 shall (A) fairly present the financial position of the Assets, (B) be prepared in conformity with GAAP, and (C) shall include notes and supplemental disclosures (including with respect to reserves) required by (1) Section 1201 of the SEC’s Regulation S-K and (2) the Financial Accounting Standards Board’s standard entitled “Extractive Activities – Oil & Gas.”

d)	To the extent requested by Buyer, Seller shall provide to Buyer as promptly as commercially reasonably practicable any schedules or information relating to the Assets that are required by any SEC Requirements in connection with any securities offering by Buyer or in connection with Buyer’s periodic reporting requirements to the SEC.

e)	Buyer shall bear all reasonable out-of-pocket costs of the preparation of any of the financial statements and data referred to in this Section 11.2 that are requested by Buyer.

12.	CLOSING, TERMINATION AND FINAL ADJUSTMENTS

12.1	Conditions Precedent. Each party’s obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the other party of the following conditions:

12.1.1	Each party shall have performed and complied with all terms of this Agreement required to be performed or complied with by it at or prior to Closing.

12.1.2	No action or proceeding by or before any governmental authority shall have been instituted or threatened (and not subsequently dismissed, settled or otherwise terminated) which might restrain, prohibit or invalidate any of the transactions contemplated by this Agreement, other than an action or proceeding instituted or threatened by a party or any of its affiliates.

12.1.3	The representations and warranties contained in Section 7 shall be true and correct in all material respects on the Closing Date as though made on and as of the Closing Date.

12.1.4	Buyer shall have delivered to Seller either: (i) copies of any bonds covering the Assets required of Buyer or under any laws, rules or regulations of any federal, state or local governmental agency having jurisdiction over the Assets, issued by corporate sureties satisfactory to Seller; or (ii) a commitment by a surety company, satisfactory to Seller, to issue such bonds upon Closing; and (iii) copies of all other necessary or appropriate consents, permits, insurance, approvals, authorizations and similar items required of Buyer to purchase, receive, own and operate the Assets as of the Closing Date and to otherwise transact business in the applicable jurisdiction(s).

12.2	Closing. The Closing of the transactions contemplated herein and the transfer of the Assets shall occur on or before November 15, 2011, at Seller’s office, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, at 10:00 a.m., Central Standard Time, or such other date, time, and place as Seller and Buyer may agree in writing (the “Closing”).

12.2.1	Buyer and Seller shall execute and acknowledge an Assignment and Bill of Sale in substantially the form of Exhibit F, Schedule 3, in form and substance sufficient to convey title to the Assets in accordance with the terms of this Agreement;

12.2.2

Buyer and Seller shall execute and acknowledge any such other instruments as are reasonably necessary to effectuate the transfer, sale or conveyance of the Assets to Buyer, including without limitation, separate assignments of the Assets on officially approved forms, in sufficient counterparts to satisfy applicable statutory and regulatory requirements for the transfer of the Assets.

12.2.3	To the extent permitted by law or contract, Seller or Buyer shall execute and deliver at Closing the requisite number of change of operator forms or other Designation of Operator forms and any other necessary forms as may be required by any governmental agency having jurisdiction, and, where applicable, Seller shall endeavor to obtain and deliver to Buyer forms executed by appropriate third parties to enable Buyer to succeed Seller as operator under any of the Seller operated Assets.

12.2.4	At the Closing, upon and against delivery of the Assignment and other instruments described in this Section, Buyer shall pay to Seller the Adjusted Purchase Price by bank wire, as designated in advance by Seller under Section 2.1 and shall deliver to Seller any Guaranty provided for in Section 5.1 and any required replacement bonds, letters of credit and/or guaranties pursuant to Section 5.2 (in substantially the form of Exhibit F, Schedule 4 or in the form required by any applicable obligee).

12.2.5	Immediately after Closing, Buyer shall notify all pertinent operators, non-operators, oil or gas purchasers, governmental agencies and royalty owners that it has purchased the Assets.

12.3	Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances:

12.3.1	By mutual consent of the parties;

12.3.2	By either party, if the Closing shall not have occurred as hereinabove provided, due to the failure of the other party to meet a material condition to Closing;

12.3.3	By either party, if the aggregate value of all uncured Defects, subject to Seller’s representations made at Section 8, which have been excluded from this sale pursuant to Section 8 exceeds twenty five percent (25%) of the Purchase Price;

12.3.4	By either party, if the aggregate of all Casualty Losses exceeds twenty five percent (25%) of the Purchase Price.

12.3.5	By either party in accordance with Section 9.3.

12.3.6

If Buyer, through no fault of Seller, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto, Seller may, as its sole option, retain the Performance Deposit as agreed liquidated damages and not as a penalty. Notwithstanding the foregoing 12.3.2, if this Agreement is terminated by Buyer or Seller under Sections 12.3.1, 12.3.3, 12.3.4 or 12.3.5, neither party shall have any further liability whatsoever to the other party pursuant to this Agreement and Seller shall return the Performance Deposit to Buyer.

12.4	Effect of Termination. If Buyer, through no fault of Seller, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto, Seller may, at its option, assert its right of specific performance or pursue any other rights or remedies to which it may be entitled, at law or in equity. Likewise, if Seller, through no fault of Buyer, fails, refuses, or is unable for any reason not permitted by this Agreement to close the sale pursuant hereto, Buyer may, at its option, assert its right of specific performance or pursue any other rights or remedies to which it may be entitled, at law or in equity.

12.5	Final Accounting Statement. Within one hundred eighty (180) days after the date of Closing, Seller shall prepare a final accounting statement (the “Final Accounting Statement”) for the adjustments to the Purchase Price provided for in Section 2.3 and any other adjustments arising pursuant to this Agreement. Seller, to the extent provided by Operator of the Assets, shall submit the Final Accounting Statement to Buyer, along with copies of third party vendor invoices in excess of $50,000.00 and/or any other detail requested by Buyer, or other evidence of expenses agreed to by Buyer and Seller, and Buyer shall have sixty (60) days to review same and confirm the accuracy thereof. Upon agreement by Buyer and Seller as to the accuracy of said Final Accounting Statement, or upon the expiration of said sixty (60) day period, whichever occurs first, Seller or Buyer, whichever the case may be, shall promptly pay to the other such sum as may be found due, after making adjustments for any payments made at Closing in accordance with the Closing Statement.

If Buyer and Seller are unable to agree to all adjustments respecting the Final Accounting Statement within sixty (60) days after Buyer’s receipt of the Final Accounting Statement submitted by Seller, adjustments which are not in dispute shall be made between Buyer or Seller at the expiration of such 60-day period, and as to the adjustments which remain in dispute, Buyer and Seller shall continue to negotiate in good faith to reach a final agreement as to such disputed adjustments. Provided, however, if Buyer and Seller are unable to agree to such final adjustments within ninety (90) days after Seller provides the Final Accounting Statement to Buyer, either party may submit such disagreement to arbitration as provided in Section 14. The costs and expenses of the arbitration shall be shared equally by Seller and Buyer. Within five (5) days after the decision of the arbitrator, the Buyer or Seller, as the case may be, shall promptly make a cash payment to the other equal to the sum as may be found to be due as the Final Accounting Statement.

Nothing in this Section shall limit any right of either party to assert a claim for revenues or reimbursement after the Final Accounting Statement, and in this regard (i) should any party receive revenues to which the other is entitled, such party shall pay over such revenues to the appropriate party within 30 days of receipt thereof, and (ii) should any party pay for costs or expenses for which the other party is responsible, such party shall reimburse the other party within 30 days of the date the responsible party receives an invoice for such costs and expenses.

13.	POST CLOSING OBLIGATIONS

13.1	Records. Promptly after Closing, Seller shall deliver to Buyer the originals or legible copies if originals are not in Seller’s possession, of the Records, at a location designated by Buyer. Any transportation, postage or delivery costs from Seller’s offices shall be at Buyer’s sole cost, risk and expense. Buyer agrees to maintain the Records for seven (7) years after Closing. Buyer shall provide Seller and its representatives reasonable access to and the right to copy such Records for the purposes of (i) preparing and delivering any accounting provided under this Agreement and adjusting, prorating and settling the charges and credits provided in this Agreement; (ii) complying with any law, rule or regulation affecting Seller’s interest in the Assets prior to the Closing Date; (iii) preparing any audit of the books and records of any third party relating to Seller’s interest in the Property prior to the Closing Date, or responding to any audit prepared by such third parties; (iv) preparing tax returns; (v) responding to or disputing any tax audit; or (vi) asserting, defending or otherwise dealing with any claim or dispute under this Agreement. Seller agrees to use all reasonable efforts, but without any obligation to incur any cost or expense in connection therewith, to cooperate with Buyer’s efforts to obtain access to files, records and data relating to the property not provided by Seller which are in the possession of any third party operator of any of the property.

13.2	Recording and Filing. Buyer, within thirty (30) days after Closing, shall (i) record all assignment documents and all other instruments that must be recorded to effectuate the transfer of the property; and (ii) file for approval with the applicable government agencies all assignment documents and other state and federal transfer documents required to effectuate the transfer of the Property. Buyer shall be responsible for all costs and fees associated therewith and shall provide Seller a recorded copy of each assignment document and other recorded instruments, and approved copies of the assignment documents and other state and federal transfer documents as soon as they are available.

14.	GOVERNING LAW AND RESOLUTION OF DISPUTES

14.1	Governing Law. This Agreement is governed by and interpreted under the laws of the State of Louisiana, without regard to its choice of law rules, except that the substantive and procedural rules of the Federal Arbitration Act, 9 U.S.C. §§ 1-16 (“the Act”) shall govern Section 14.

14.2

Resolution of Disputes. The parties shall exclusively and finally resolve any Dispute (“Dispute” defined as meaning any dispute or controversy arising out of this Agreement, including a dispute or controversy regarding the existence, construction, validity, interpretation, enforceability, termination or breach of this Agreement, whether based in contract, tort or otherwise) between them using direct negotiations, mediation and arbitration as set out in this Section 14. A party who violates this Section 14 shall pay all legal and consulting fees and costs incurred by the other party in any suit, action, or proceeding to enforce Section 14. While the procedures in this Section 14 are pending, each party shall continue to perform its obligations under this Agreement, unless to do so would be impossible or impracticable under the circumstances.

14.3	Direct Negotiations. If a Dispute arises, a party shall initiate the resolution process by giving notice setting out in writing and in detail the issues in Dispute and the value of the Claim to the other party. A meeting between the parties, attended by individuals with decision-making authority, must take place within thirty days from the date the notice was sent in an attempt to resolve the Dispute through direct negotiations. All negotiations under this provision shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

14.4	Mediation. If the Dispute cannot be settled by direct negotiations within thirty days of initiation of the resolution process, either party may initiate mediation by giving notice to the other party. The place of mediation is Lafayette, Louisiana.

14.5	Arbitration. If the Dispute is not resolved by mediation within thirty days from the date of the notice requiring mediation, or if the Dispute is unresolved within sixty days from the date requiring direct negotiations, then the Dispute shall be finally settled by binding arbitration and either party may initiate such arbitration by giving notice to the other party. If a party refuses to toll all applicable statutes of limitations and defenses based upon the passage of time while the proceedings in Section 14.3 and 14.4 are pending, or if for any reason a party believes its Claims may be time barred, then any party may file an arbitration proceeding in an attempt to preserve its Claims and such proceeding shall be stayed by the arbitrator or arbitrators after appointment so that the Parties may continue efforts to resolve this Dispute as set out in this Section 14. The arbitration shall be conducted in accordance with the Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration (“CPR”) Rules, except to the extent conflicts between the CPR Rules at present in force and the provisions of this Agreement, in which event the provisions of this Agreement prevail. The CPR is the appointing authority. The place of arbitration is Lafayette, Louisiana.

14.6	Arbitration Provisions. The following provisions shall apply to any arbitration proceedings commenced pursuant to Section 14.5:

14.6.1	The number of arbitrators shall be one if the monetary value of the Dispute is US$5,000,000 (or its currency equivalent) or less. The number of arbitrators shall be three if the monetary value is greater than US$5,000,000 or its currency equivalent.

14.6.2	The arbitrator or arbitrators must remain neutral, impartial and independent regarding the Dispute and the parties. If the number of arbitrators to be appointed is one, that arbitrator or the presiding arbitrator if the arbitrators are three, must be a lawyer experienced in the resolution of disputes with experience relating to the issues in dispute.

14.6.3

The arbitrator or arbitrators must remain neutral, impartial and independent regarding the Dispute and the parties. If the number of arbitrators to be appointed is one, that arbitrator or the presiding arbitrator if the arbitrators are three, must be a lawyer experienced in the resolution of disputes with experience relating to the issues in dispute.

14.6.4	The parties waive any Claim for, and the arbitrator has or arbitrators have no power to award, the damages waived and released under Section 15.18. The arbitrator has or arbitrators have no authority to appoint or retain expert witnesses for any purpose unless agreed to by the parties. The arbitrator has or arbitrators have the power to rule on objections concerning jurisdiction, including the existence or validity of this arbitration clause and existence or the validity of this Agreement.

14.6.5	All arbitration fees and costs (with the exception of translation costs as specified above) shall be borne equally regardless of which party prevails. Each party shall bear its own costs of legal representation and witness expenses.

14.6.6	The arbitrator is or arbitrators are authorized to take any interim measures as the arbitrator considers or arbitrators consider necessary, including the making of interim orders or awards or partial final awards. An interim order or award may be enforced in the same manner as a final award using the procedures specified below. Further, the arbitrator is or arbitrators are authorized to make pre- or post-award interest at applicable statutory interest rates during the relevant period.

14.6.7	The arbitrator is or arbitrators are authorized to take any interim measures as the arbitrator considers or arbitrators consider necessary, including the making of interim orders or awards or partial final awards. An interim order or award may be enforced in the same manner as a final award using the procedures specified below. Further, the arbitrator is or arbitrators are authorized to make pre- or post-award interest at applicable statutory interest rates during the relevant period.

14.6.8	The Dispute should be resolved as quickly as possible. The arbitrator’s or arbitrators’ award must be issued within three months from the completion of the hearing, or as soon as possible thereafter.

14.7	Enforceability.

14.7.1	The parties waive irrevocably their right to any form of appeal, review or recourse to any court or other judicial authority, to the extent that such waiver may be validly made.

14.7.2	Except for proceedings to preserve property pending determination by the arbitrator or arbitrators or to enforce an award, the mandatory exclusive venue for any judicial proceeding permitted in this Agreement is the court of competent jurisdiction in Lafayette, Louisiana. The parties consent to the jurisdiction of these courts and waive any defenses they have regarding jurisdiction. Proceedings to confirm an award may be filed as provided in this Section 14.7.2 at any time within one year after the award is made.

14.7.3	Proceedings to enforce judgment entered on an award may be brought in any court having jurisdiction over the person or assets of the non-prevailing party. The prevailing party may seek, in any court having jurisdiction, judicial recognition of the award, or order of enforcement or any other order or decree that is necessary to give full effect to the award.

14.8	Confidentiality.

14.8.1	The parties agree that any Dispute and any negotiations, mediation and arbitration proceedings between the parties in relation to any Dispute shall be confidential and shall not be disclosed to any third party.

14.8.2	Without prejudice to the foregoing, the parties agree that disclosure may be made:

a)	In order to enforce any of the provisions of this Agreement, including without limitation, the parties agreement to arbitrate, any arbitration order or award and any court judgment.

b)	To the auditors, legal advisers, lenders, insurers and Affiliates of that party to whom the confidentiality obligations set out in this Agreement shall extend.

c)	Where that party is under a legal or regulatory obligation to make such disclosure, but limited to the extent of that legal obligation.

d)	With the prior written consent of the other party.

14.8.3	The parties agree to submit to the jurisdiction of the courts of Lafayette, Louisiana, for the purposes of any proceedings to enforce this Article 14 and shall prevent any information, documents or materials belonging to a party from being used or disclosed by that party for any purpose.

15.	MISCELLANEOUS

15.1

Oil, Gas, and End Product Imbalances. As of Closing, the Seller’s balancing obligation or credit expressly represented on Exhibit D with respect to hydrocarbon imbalances as of the Effective Date shall transfer to Buyer. For purposes hereof, “Hydrocarbon Imbalances” are defined as (i) over-production or under-production with respect to oil or gas produced from or allocated to the Assets where Seller is out of balance with Buyer or with other working interest parties in the Assets; and (ii) any oil and gas imbalances existing on gathering or transportation agreements or any other circumstances where Buyer would be obligated by virtue of any pipeline imbalance, pipeline company operational flow order, prepayment, take-or-pay agreement or similar arrangement binding on the Assets after Closing to deliver gas produced from the Assets at some future time without then receiving full payment therefore. If Seller is a party to an oil or gas balancing agreement or other reconciliation obligations pursuant to any operating agreement covering all or a portion of the Assets, Buyer shall assume all rights and duties of Seller pursuant thereto.

The Purchase Price shall be increased or decreased, as the case may be, as a result of imbalances owed to or by Seller as of the Effective Date. Regardless of whether Seller is overproduced or underproduced as to its share of total oil, condensate, or gas production, any balancing obligation or credit arising from such over or underproduction with third parties or under a pipeline imbalance prior to or as of the Effective Date shall transfer to Buyer on the Effective Date, provided, however, that in the event of an imbalance Buyer or Seller as appropriate shall be credited in the final accounting at a value of $4.00 per MCF for gas and at the market price for that given month in which the imbalance occurred for oil and condensate, less applicable royalties and taxes paid. For purposes of calculating the initial Purchase Price adjustment at Closing, the estimate reflected on Exhibit D will be utilized. For purposes of calculating the final Purchase Price adjustment, the estimate reflected on Exhibit D, as revised by the parties on or before the issuance of the Final Settlement Statement, shall be utilized by the parties. After approval of the Final Settlement Statement, Seller thereafter shall have no further liability therefor nor benefit therefrom (whichever the case may be) for imbalances attributable to the Assets as of the Effective Date. If Seller is a party to a gas balancing agreement(s) or other reconciliation obligations pursuant to any commingling authority covering all or a portion of the Assets, Buyer shall assume all rights and duties of Seller pursuant thereto. If the Assets are not covered by a gas balancing agreement or other reconciliation obligations pursuant to any commingling authority, Buyer shall fulfill its obligations under this provision in accordance with applicable law. Buyer agrees to indemnify, defend and hold Seller and Seller Parties harmless against any and all losses, Claims, suits and liabilities arising directly or indirectly out of Buyer’s failure to fulfill its obligation under this provision.

15.2	Casualty Loss of Assets. If prior to Closing, any of the Assets are damaged or destroyed by fire or other casualty (a “Casualty Loss”), Seller may repair the damage at its cost or, at its sole option either reduce the Purchase Price by a mutually agreed estimated cost of the repair or replacement or withdraw the damaged Asset from the sale and reduce the Purchase Price by the allocated value thereof. If Buyer and Seller are unable to agree as to the amount of such price reduction prior to Closing or if the amount of such price reduction exceeds twenty five percent (25%) of the purchase Price, then either party may elect to terminate this Agreement (provided that such terminating party is not in default hereunder.

15.3	Publicity. Seller and Buyer shall consult with each other with regard to all press releases or other public or private announcements made concerning this Agreement or the transactions contemplated hereby, and except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Buyer nor Seller shall issue any such press release or other publicity without the prior written consent of the other party, which shall not be unreasonably withheld.

15.4	Assignment. Prior to Closing, Buyer may not assign any rights acquired hereunder or delegate any duties assumed hereunder without the prior written consent of Seller or its respective successors and assigns. After Closing, Buyer may not sell, transfer, assign, sublease or delegate any rights or interests acquired under this Agreement and the Assignment or delegate any duties assumed thereunder without any such grantee, transferee, assignee, sublessee or delegee having agreed in writing, as to the Assets acquired by it, to be bound by all of the terms and provisions contained in this Agreement and the Assignment, and any such grantee, transferee, assignee, sublessee or delegee shall assume all duties and obligations imposed on Buyer set forth herein and therein or arising herefrom and therefrom; and any such transfer, assignment, sublease or delegation shall so provide. Notwithstanding anything herein to the contrary, Buyer shall remain responsible to Seller for all obligations and liabilities under this Agreement and under the Assignment.

15.5	Entire Agreement. This Agreement constitutes the entire agreement between Seller and Buyer with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments, understandings, or information otherwise furnished by Seller to Buyer with respect to such matters. No amendment shall be binding unless in writing and signed by both parties. Headings used in this Agreement are only for convenience of reference and shall not be used to define the meaning of any provision. This Agreement is for the benefit of Seller and Buyer only and not for the benefit of third parties.

15.6	Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered either by personal delivery, telex, telecopy or similar facsimile means, by certified or registered mail, return receipt requested, or by courier or delivery service, addressed to the parties hereto at the following addresses:

15.7

If to Seller:

Stone Energy Offshore, L.L.C.

625 East Kaliste Saloom Road

Lafayette, LA 70508

Attention:	Michael D. Deville

  Director of Land

  Phone: (337) 237-0410

  Fax No.: 337- 521-0296

  devillemd@stoneenergy.com

If to Buyer:

Energy Partners, Ltd.

919 Milam, Suite 2020

Houston Texas 77002

Attention:	Mark A. Gregory

  Vice President – Land

  Phone: (713) 425-2781

  mgregory@eplweb.com

or at such other address and number as either party shall have previously designated by written notice given to the other party in the manner herein above set forth. Notices shall be deemed given when received, if sent by facsimile means (confirmation of such receipt by confirmed facsimile transmission being deemed receipt of communications); and when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if hand-delivered, sent by express courier or delivery service, or sent by certified or registered mail, return receipt requested.

15.8	Governing Law. This Agreement shall be governed by the laws of the State of Louisiana, without giving effect to any principles of conflicts of law. The validity of the conveyances affecting the title to real property shall be governed by and construed in accordance with the laws of the jurisdiction in which such property is situated. The provisions contained in such conveyances and the remedies available because of a breach of such provisions shall be governed by and construed in accordance with the laws of the State of Louisiana without giving effect to the principles of conflict of laws.

15.9	Hart-Scott Rodino: This Agreement may be subject to and conditioned upon compliance by the parties with Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”), and rules and regulations promulgated pursuant thereto. Seller and Buyer agree to make such filings with and provide such information to the Federal Trade Commission and the Department of Justice with respect to the transaction contemplated by this Agreement as are required in connection with the Hart-Scott-Rodino Act sufficiently in advance of the Closing Date to permit the lapse of the initial waiting periods prescribed in connection with the Hart-Scott-Rodino Act before the Closing Date.

15.10	Confidentiality. Buyer acknowledges that all information furnished or disclosed pursuant hereto by Seller but not already known to or in the possession of Buyer must remain confidential prior to Closing. Buyer may disclose such confidential information already known to or in the possession of Buyer as permitted for that class of data or may disclose Seller-provided confidential information or data only to its subsidiaries or affiliates, agents, advisors, counsel or representatives (herein “Representatives“) who have agreed, prior to being given access to such information, to be bound by the terms of this Agreement as its bears upon confidential information and requirements of confidentiality found herein. In the event that Closing of the transactions contemplated by this Agreement does not occur for any reason, Buyer and its Representatives shall promptly return to Seller or destroy all non-proprietary or non-interpretive materials and information delivered or disclosed by Seller, but excluding any confidential information, notes, summaries, compilations, analyses or other material derived from the inspection or evaluation of material and information already known to or in the possession of Buyer.

15.11

Conflict of Interest. Conflicts of interest related to this Agreement are strictly prohibited. Except as otherwise expressly provided herein, neither Seller nor any director, employee or agent of Seller shall give to or receive from any director, employee or agent of Buyer any gift, entertainment or other favor of significant value, or any commission, fee or rebate. Likewise, neither Seller nor any director, employee or agent of Seller shall enter into any business relationship with any director, employee or agent of Buyer (or of any affiliate of Buyer), unless such person is acting for and on behalf of Buyer, without prior written notification thereof to Buyer. Each party shall promptly notify the other party of any violation of this Section, and any consideration received by a party as a result of such violation shall be paid over or credited to the other party. Each party, or its designated representative(s), may audit any and all records of the other party for the sole purpose of determining whether there has been compliance with this Agreement.

15.12	Survival. Except as provided in this Section 15.11, the terms and provisions of this Agreement shall survive the Closing and shall be binding upon and inure to the benefit of the parties hereto and their respective successors, sublessees and assigns. Except for the special warranty contained in the Assignments, and the representations and warranties contained in Sections 7.1.1 and 7.1.2 which shall survive indefinitely, the representations and warranties of Seller contained herein shall survive Closing for two (2) years.

15.13	Further Cooperation. After the Closing, each party shall execute, acknowledge, and deliver all documents, and take all such acts which from time to time may be reasonably requested by the other party in order to carry out the purposes and intent of this Agreement.

15.14	Counterparts. This Agreement may be executed in one or more counterparts with the same effect as if all signatures of the parties hereto were on the same document, but in such event each counterpart shall constitute an original, and all of such counterparts shall constitute one Agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by each party.

15.15	Exhibits. All of the Exhibits referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each party to this Agreement and its counsel has received a complete set of Exhibits prior to and as a part of the execution of this Agreement.

15.16	Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, all other conditions and provisions of the Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transaction contemplated hereby is not affected in any materially adverse manner to the other party.

15.17	Nominations and Accounting Responsibilities. The parties hereto agree that as of the first production month following Closing, Buyer will perform all nomination, marketing, accounting, royalty payment, reporting, and other administrative responsibilities relating to the Assets.

15.18

Expenses and Recording. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Seller in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the party incurring the same, including, without limitation, legal and accounting fees, costs and expenses. Buyer shall be responsible for the filing and recording of the Assignments and other instruments required to convey title to the Assets to Buyer.

Buyer shall bear all required documentary, filing and recording fees and expenses incurred in connection therewith.

15.19	CONSPICOUSNESS/EXPRESS NEGLIGENCE. THE DEFENSE, INDEMNIFICATION AND HOLD HARMLESS PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE DAMAGES, LOSSES, INJURIES, LIABILITIES, COSTS OR EXPENSES IN QUESTION AROSE SOLELY OR IN PART FROM THE ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

15.20	MUTUAL WAIVER OF CONSEQUENTIAL DAMAGES. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR INDIRECT DAMAGES, WHETHER ARISING IN TORT, CONTRACT, UNDER ANY STATUTE, UNDER ANY INDEMNITY PROVISION OR OTHERWISE. THE PARTIES INTEND THAT THE LIMITATIONS UNDER THIS SECTION 11.18 IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING, WITHOUT LIMITATION, THE NEGLIGENCE OR STRICT LIABILITY OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE.

15.21	Platform Slot Usage. EPL will grant to Stone an option, at no charge to Stone, to use an open slot, to be mutually agreed upon, on the Main Pass 311 “A” Platform (the “Platform”) to drill, complete and produce a well onto Lease OCSG-33693, Main Pass Block 314 (the “Well”). Stone shall have a period of one (1) year from the date of Closing to exercise this option. Stone’s use of such slot may require the approval of GOM Shelf LLC as the Operator and as a 33.33333% owner of the Platform. Upon Stone’s sole decision to complete the Well, Buyer agrees to enter into a Production Handling Agreement in substantially the same form and under the same terms as agreed to with the GOM Shelf LLC, as Lessee, under that certain Slot Rental Agreement dated effective April 1, 2011 by and between GOM Shelf LLC, Stone Energy Offshore, L.L.C. and Energy Partners, Ltd.

15.22	MP 295 Deep Rights: Seller agrees to assign to Buyer an undivided thirty three and 33/100 percent (33.333%) of Sellers interest, insofar and only insofar as it pertains to those rights below a depth of 9,500’ SSTVD, in and to that certain OCS Venture Agreement dated September 1, 2010, as amended August 9, 2011, between Apache Corporation and Stone Energy Corporation [predecessor-in-interest to Stone Energy Offshore, L.L.C.], which granted Apache the right to conduct 3D seismic data reprocessing and the right to earn an interest in OCS-G 32263, Main Pass, Block 295 (“MP295”) in accordance with the terms contained in the OCS Venture Agreement. It being further understood by the Seller and Buyer, this provision shall become null and void if Apache fails or is deemed to have failed to meet the evaluation deadline, participation election deadline, and/or commencement deadline and/or does not earn an interest in MP295. In such event, Buyer shall have no interest in rights below a depth of 9,500’ SSTVD.

IN WITNESS WHEREOF, the Parties hereto have caused their authorized representatives to execute this Agreement effective on the date first above written.

SELLER:		BUYER:

STONE ENERGY OFFSHORE, L.L.C.		ENERGY PARTNERS, LTD.
through its sole member,
Stone Energy Corporation

By:	/s/ E.J. Louviere	By:	/s/ Mark A. Gregory
Name:	E.J. Louviere	Name:	Mark A. Gregory
Title:	Senior Vice President, Land	Title:	Vice President—Land